Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Martin Midstream GP LLC:

We consent to the use of our reports dated February 15, 2017, with respect to the consolidated balance sheets of Martin Midstream Partners L.P. as of December 31, 2016 and 2015, and the related consolidated statements of operations, changes in capital, and cash flows for each of the years in the three-year period ended December 31, 2016, and the effectiveness of internal control over financial reporting as of December 31, 2016, which reports appear in the December 31, 2016 annual report form 10-K of Martin Midstream Partners L.P. incorporated by reference herein.
(signed) KPMG LLP

Dallas, Texas
June 13, 2017